PIMCO Funds: Multi-Manager Series

840 Newport Center Drive

Newport Beach, California 92660

February 11, 2004

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

450 5th Street, N.W.

Washington, D.C. 20549

Attention: Mr. Brion Thompson, Esq.

Re: PIMCO Funds: Multi-Manager Series and RCM Tax-Managed Growth Fund, Form N-14 filed January 14, 2005, File No. 333-122075

Dear Mr. Thompson:

Reference is hereby made to the above-referenced Registration Statement (the “Registration Statement”) on Form N-14 that was initially filed by PIMCO Funds: Multi-Manager Series (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on January 14, 2005 in connection with the offering by the RCM Tax-Managed Growth Fund (the “Fund”), a series of the Trust, of shares in connection with a proposed merger between the Fund and the PIMCO RCM Large-Cap Growth Fund, another series of the Trust.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Trust hereby makes application to withdraw the Registration Statement, together with all exhibits and amendments thereto. The Trust has determined for business reasons not to proceed at this time with the proposed reorganization of the PIMCO RCM Large-Cap Growth Fund into the Fund in exchange for shares of the Fund. Neither the Trust nor the Fund has sold any of the shares covered by the Registration Statement, which has not yet become effective. The Trust believes that the Commission’s approval of this application would be consistent with the public interest and the protection of investors.

Please provide the Trust (c/o Newton B. Schott, Jr., Esq., Secretary, 2187 Atlantic Street, Stamford, Connecticut 06902) with a copy of the order permitting the withdrawal of the Registration Statement when available. If you have any questions regarding the above matters, please contact Gina Christopher at Ropes & Gray LLP at (415) 315-6323.

Very truly yours,

PIMCO FUNDS: MULTI-MANAGER SERIES

/s/ E. Blake Moore, Jr.
By:	E. Blake Moore, Jr.
President